UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PERSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934.

For the Fiscal Year ended December 31, 2015

OR

☐	TRANSITION REPORT PERSUANT TO SECTION 15(d) ) OF THE SECURITIES AND EXCHANGE ACT OF 1934.

For the period from                      to                     .

Commission file number 1-14642

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ING Financial Services LLC 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address or its principal executive office:

ING Groep N.V.

Amstelveenseweg 500

1081 KL Amsterdam

The Netherlands

Or

P.O. Box 810

1000 AV Amsterdam

The Netherlands

Signed by Karen Morse; Director, Employee Benefits

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Financial Statements

As of December 31, 2015 and 2014

Supplemental Schedule

As of December 31, 2015

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefit Committee

ING Financial Services LLC

401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the ING Financial Services LLC 401(k) Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of and for the year ended December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or

230 Park Avenue, New York, NY 10169 www.pandgassociates.com

the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Respectfully Submitted,

P&G Associates
New York, NY
June 28, 2016

230 Park Avenue, New York, NY 10169 www.pandgassociates.com

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value (notes 3 and 4)	$224,071,415	$227,422,670

Notes receivable from participants	1,902,842	2,146,903

Net assets reflecting investments at fair value	225,974,257	229,569,573

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(30,343)	(578,873)

Net assets available for benefits	$225,943,914	$228,990,700

The accompanying notes are an integral part of the financial statements.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions:
Investment income (loss):
Dividends	$10,502,530
Net depreciation in fair value of investments (note 3)	(10,711,969)

Total investment loss	(209,439)

Interest income on notes receivable from participants	111,778

Contributions:
Employer	4,844,815
Participant	6,635,787
Participant rollover	1,367,022

Total contributions	12,847,624

Total additions	12,749,963

Deductions:
Benefits paid to participants	15,759,441
Administrative expenses (note 2)	37,308

Total deductions	15,796,749

Net decrease in assets available for benefits:	(3,046,786)

Net assets available for benefits:
Beginning of year	228,990,700

End of year	$225,943,914

The accompanying notes are an integral part of the financial statements.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of Plan

The following description of the ING Financial Services LLC 401(k) Savings Plan (the “Plan”) is provided for only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution plan, which is sponsored by ING Financial Services LLC (the “Company”), covering all employees of the Company and its participating affiliates and subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code of 1986, as amended.

Eligibility and Participation

Participation in the Plan is voluntary. Any employee, as defined by the Plan, who regularly works more than 21 hours per week (a “Full-Time” employee), is eligible to participate in the Plan on the first day of the month after commencing employment with the Company. Any employee, who regularly works less than 21 hours per week (a “Part-Time” employee), is eligible to participate in the Plan as of the first day of the month after completing one year of service. One year of service means the completion of 1,000 hours of service in a 12-month period.

Benefits

Employees participating in the Plan, or their beneficiaries, are eligible to receive benefit payments upon termination of service by reason of death, permanent disability, normal retirement at or after age 65 or early retirement. Such benefit payments are based on the participant’s vested interest in the fair value of the net assets of the Plan. Upon such termination of service, participants have the option of receiving the value of their account balance either as a lump sum or in monthly installments over a fixed period of years.

Contributions

Eligible employees who elect to participate in the Plan agree to contribute 1% to 100% (Highly Compensated Employees are limited to 20%) of their eligible salaries, as defined. The Company’s contributions are equal to 100% of the employees’ participating contributions up to 6% of the eligible compensation. The Plan permits the participants to contribute to the Plan on a pre-tax and/or post-tax basis. Current law generally limits participant contributions to $18,000 for the Plan year ended December 31, 2015. In addition, employees who are age 50 or older are permitted to make additional contributions of up to $6,000. Withdrawals of contributions are subject to certain tax law restrictions. The Plan also provides a “rollover” provision for employees receiving distributions from a qualified plan of a former employer.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements (Continued)

December 31, 2015 and 2014

Investments Elections

A participant may elect to direct the employee contributions to each or any investment fund specified in multiplies of 1%. Changes in the proportion of contributions and transfers between funds are also permissible, subject to certain restrictions as defined in the Plan.

Vesting

Participants are fully vested in their contributions and earnings thereon. Employees will be 25% vested in the company match portion of their account with each year of service they complete and fully vested after four years of service.

Forfeitures and Administrative Expenses

Forfeitures from non-vested participants’ accounts are used to reduce future Company contributions or to pay for administrative expenses. As of December 31, 2015 and 2014, forfeited non-vested accounts totaled $143,014 and $167,631 respectively. During 2015, $70,715 of the forfeitures was used to pay certain administrative expenses.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the related Company contributions. Plan earnings and losses are allocated to participant accounts based upon account balances.

Payment of Benefits

Prior to termination of service, a portion of a participant’s contributions may be withdrawn under financial hardship upon written notice in such form as prescribed by the Benefits Plan Committee. Upon withdrawing from the Plan, participants generally receive a full disbursement of their vested account balances. Any participant who has not attained the age of 59 1⁄2 may be subject to a 10% penalty and applicable income taxes. Upon termination of employment, a participant may receive a distribution of the value of his account. Upon the death of a participant, the value of such participant’s account shall be distributed to his beneficiary. The value of any distribution will be determined as of the valuation date coinciding with or immediately following the participant’s termination of employment.

Notes Receivable from Participants

Participants may request a loan from the Plan up to 50% of their vested account balance, to a maximum of $50,000 with a minimum loan amount of $1,000. Interest is charged to participants based on a rate of the prime rate plus 2%, or other such rate as determined by the Plan administrator. A participant may have no more than two loans outstanding at a time. A maximum of 60 months is allowed for all loan repayments with the exception of purchasing a home, when the amortization period can extend to 120 months. Loans are

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements (Continued)

December 31, 2015 and 2014

repaid through payroll deductions and repayment begins the first pay period after disbursement of the loan. Loan defaults or non-repayment of loan balances by participants are reported as taxable distributions from the loan fund. Interest rates on loans outstanding at December 31, 2015 ranged from 5.25% to 8.5%.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of the contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Plan’s collective trust which holds fully benefit-responsive investment contracts is required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value. Additionally, the Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for fully benefit- responsive investment contracts.

Reclassifications

Certain amounts in the 2014 financial statements have been reclassified to conform to the 2015 financial statement presentation.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standards Codification (“ASC”) 820. ASU 2015-07

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements (Continued)

December 31, 2015 and 2014

is effective for the Plan retrospectively for the year ending December 31, 2016. The Benefit Committee is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. ASU 2015-12 Part II simplifies the investment disclosure requirements, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. ASU 2015-12 Part III does not apply to the Plan. The amendments in ASU 2015-12 applicable to the Plan are effective retrospectively for the year ending December 31, 2016. The Benefit Committee is currently evaluating the impact of the pending adoption of ASU 2015-12 on the Plan’s financial statements.

Risk and Uncertainties

Investment securities are exposed to various risks, such as interest rate, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in these financial statements.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of ING common stock fund, which principally invests in a single security.

Investments and Income Recognition

The Plan’s investments are stated at fair value. Fair value of financial instruments is what would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements (Continued)

December 31, 2015 and 2014

Notes Receivable from Participants

Notes Receivable from participants are stated at their unpaid principal balance, plus accrued but unpaid interest. Loans outstanding are reflected as a receivable of the Plan. Interest income is recorded on an accrual basis. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Plan provisions allow for administrative expenses, including, but not limited to, audit fees, custodial and trustee fees, investment manager fees, and recordkeeping fees to be paid by the Plan and allocated to participant accounts. Any expenses not borne by the Plan are paid by the Company.

3.	Investments

During 2015, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated(depreciated) in value as follows:

Investments	Fair Value

Mutual Funds	$(10,315,819)
ING Common Stock ADR	284,448
Common Trust Funds	(680,598)

Total	$(10,711,969)

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements (Continued)

December 31, 2015 and 2014

The following table lists investments at December 31, 2015 and 2014 that represent 5% or more of the Plan’s net assets.

	2015	2014

Fidelity Spartan 500 Index Institutional Fund	$41,768,623	$42,323,290
T. Rowe Price Stable Value Fund *	38,197,484	39,931,212
Harbor Capital Appreciation International	26,267,296	22,448,316
T. Rowe Price Equity Income Fund	13,613,991	15,847,238
Goldman Sachs Growth Opportunities	13,841,024	15,519,773
Institutional Fund
DFA US Small Cap Portfolio Institutional	12,234,876	12,414,418

*	Stated at Fair Value. Contract value for the years ending December 31, 2015 and 2014 was $38,167,141 and $39,352,339, respectively.

4.	Fair Value Measurements

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy provides the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurement) and lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under GAAP are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices, such as a quoted price for similar assets or liabilities, quoted market prices in markets that are active, or model-derived valuation or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset or liability’s fair value measurement level within the fair value hierarch is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements (Continued)

December 31, 2015 and 2014

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common Stock: Shares of ING Common Stock ADRs are stated at fair value, which equals the exchange quoted market price on the last business day of the Plan year.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded (Level 1 measurement).

Collective Trust: Valued at the NAV of units of a collective trust. The NAV, as provided by the fund’s trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner (Level 2 measurement).

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements (Continued)

December 31, 2015 and 2014

The following table sets forth by nature and risk of investment, and level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014:

2015	Total	Level 1	Level 2	Level 3

Equity securities:
ING Group ADR	$6,115,399	$6,115,399	$—	$—

Mutual funds:

Money market	248,410	248,410	—	—
Blended	7,359,696	7,359,696	—	—
Income	15,704,806	15,704,806	—	—
International	19,860,372	19,860,372	—	—
Large-Cap	81,649,909	81,649,909	—	—
Mid-Cap	21,283,649	21,283,649	—	—
Small-Cap	16,811,467	16,811,467	—	—
Specialty	5,019,582	5,019,582	—	—
Target date funds	11,820,641	11,820,641	—	—

Common/collective trust:
Stable value funds T. Rowe Price	38,197,484	—	38,197,484	—

Total	$224,071,415	$185,873,931	$38,197,484	$—

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements (Continued)

December 31, 2015 and 2014

2014	Total	Level 1	Level 2	Level 3

Equity securities:
ING Group ADR	$6,498,964	$6,498,964	$—	$—

Mutual funds:
Money market	231,220	231,220	—
Blended	7,891,883	7,891,883	—	—
Income	16,778,700	16,778,700	—	—
International	19,162,502	19,162,502	—	—
Large-Cap	80,658,845	80,658,845	—	—
Mid-Cap	22,568,221	22,568,221	—	—
Small-Cap	17,098,437	17,098,437	—	—
Specialty	6,180,900	6,180,900	—	—
Target date funds	10,421,786	10,421,786	—	—

Common/collective trust:
Stable value funds T. Rowe Price	39,931,212	—	39,931,212	—

Total	$227,422,670	$187,491,458	$39,931,212	$—

Fair Value Estimated Using Net Asset Value per Share December 31, 2015:

Investments	Fair Value	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Collective trust funds - T. Rowe Price Stable Value Funds	$38,197,484	Daily	None	12-30 months as more fully described in the Declaration of Trust

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements (Continued)

December 31, 2015 and 2014

Fair Value Estimated Using Net Asset Value per Share December 31, 2014:

Investments	Fair Value	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Collective trust funds - T. Rowe Price Stable Value Funds	$39,931,212	Daily	None	12-30 months as more fully described in the Declaration of Trust

Collective Trust: The investment objectives of the trust are to maximize current income consistent with the maintenance of principal and to provide for withdrawal for certain participant initiated transactions under a retirement plan without penalty or adjustment. The trust will attempt to achieve these objectives by investing principally in Guaranteed Investment Contracts (“GIC”) issued by insurance companies; Bank Investment Contracts (“BIC”) issued by banks; structured or Synthetic Investment Contracts (“SIC”) issued by banks, insurance companies, and other issuers, as well as the securities supporting such SICs (underlying assets); Separate Account Contracts (“SAC”); and other similar instruments that are intended to maintain a constant net asset value while permitting participant initiated, benefit-responsive withdrawals for certain events (collectively, investment contracts).

5.	Tax Status

An employee retirement plan qualified under Internal Revenue Code (“IRC”) section 401(a) (qualified plan) is entitled to favorable tax treatment. The Plan has obtained its latest favorable determination letter dated January 27, 2012. The Plan has filed for a new determination letter on March 29, 2016 and the IRS’s decision is pending at the issuance of our report.

Although the Plan has been amended since receiving the latest determination letter, the Plan Administrator believes the Plan is currently designed and operating in compliance with the applicable provisions of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of such tax positions are recognized when the position is more like than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements (Continued)

December 31, 2015 and 2014

administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require provision for income taxes in the accompanying financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	Related Party Transactions

The recordkeeping and custody functions for the underlying investments held by the Plan are performed by Fidelity Management Trust Company. Certain investments of the Plan are shares of mutual funds advised by affiliates of Fidelity Management Trust Company.Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by ING Groep N.V. (“ING”). ING is the ultimate parent of the Company as defined by the Plan.

Additionally, the Plan issues notes to participants, which are secured by the balance in the participants’ accounts. These transactions qualify as party-in-interest transactions.

7.	Plan Termination

While the Company has not expressed any intention to do so, the Plan may be terminated or partially terminated, or contributions under the Plan may be partially or completely terminated at any time by the Board of Directors of the Company. In the event of such termination of the Plan, affected participants would have become 100% vested and the assets remaining shall be distributed to participants, former participants and beneficiaries in proportion to their respective account balance at the date of termination, subject to the provision of ERISA.

8.	Subsequent Events

In preparing the financial statements, management of the Plan has performed an evaluation of material events that occurred subsequent to December 31, 2015. The Company has determined there are no events requiring adjustments or disclosures in these financial statements.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

EIN # 13-3713590, Plan # 002

Schedule H, Part IV, Line 4i – Schedule of Assets (Held at end of Year)

December 31, 2015

(a)	(b) Identity of issue, Borrower or similar party	(c) Description of Investment	(d) Cost (1)	(e) Current Value
*	ING Group Common Stock	Common Stock		$6,115,399
*	FMMT Retirement Gov II	Mutual Fund		248,410
	American Balanced Fund Class R4	Mutual Fund		6,989,758
	Blackrock Bond Index Fund	Mutual Fund		5,925,246
	DFA U.S. Small Cap Portfolio Institutional Fund	Mutual Fund		12,234,876
	Federated US Govt. Secs	Mutual Fund		3,097,802
	Harbor Capital Appreciation International	Mutual Fund		26,267,296
	PIMCO All Asset Fund Institutional	Mutual Fund		369,939
	PIMCO High Yield Institutional Fund	Mutual Fund		5,748,740
	T. Rowe Price Emerging Markets Stock Fund	Mutual Fund		7,796,440
	T. Rowe Price Equity Income Fund	Mutual Fund		13,613,991
	Templeton Foreign Fund	Mutual Fund		7,799,062
	Templeton Global Bond Fund	Mutual Fund		933,017
*	Fidelity Spartan International Index Funds	Mutual Fund		4,115,712
*	Fidelity Spartan 500 Index Institutional Fund	Mutual Fund		41,768,623
*	Fidelity Spartan Emerging Markets Index Fund	Mutual Fund		149,158
*	Fidelity Spartan Mid Cap Index Fund	Mutual Fund		7,442,625
	Prudential Jennison Small Company Fund	Mutual Fund		4,576,591
	Goldman Sachs Growth Opp Fund	Mutual Fund		13,841,024
	Cohen & Steers Realty	Mutual Fund		5,019,582
*	Fidelity Freedom K Income Fund	Mutual Fund		184,286
*	Fidelity Freedom K 2005 Fund	Mutual Fund		297
*	Fidelity Freedom K 2010 Fund	Mutual Fund		360,731
*	Fidelity Freedom K 2015 Fund	Mutual Fund		86,628
*	Fidelity Freedom K 2020 Fund	Mutual Fund		2,530,449
*	Fidelity Freedom K 2025 Fund	Mutual Fund		97,509
*	Fidelity Freedom K 2030 Fund	Mutual Fund		3,245,205
*	Fidelity Freedom K 2035 Fund	Mutual Fund		416,755

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

EIN # 13-3713590, Plan # 002

Schedule H, Part IV, Line 4i – Schedule of Assets (Held at end of Year)

December 31, 2015

(a)	(b) Identity of issue, Borrower or similar party	(c) Description of Investment	(d) Cost (1)	(e) Current Value

*	Fidelity Freedom K 2040 Fund	Mutual Fund		3,766,577
*	Fidelity Freedom K 2045 Fund	Mutual Fund		386,029
*	Fidelity Freedom K 2050 Fund	Mutual Fund		347,616
*	Fidelity Freedom K 2055 Fund	Mutual Fund		185,224
*	Fidelity Freedom K 2060 Fund	Mutual Fund		213,334
**	T. Rowe Price Stable Value Fund	Collective Investment Trust		38,197,484

				224,071,415

*	Participant Loans	Interest rates range from 5.25% - 8.5% with maturities ranging from 1 year to 10 years	—	1,902,842

				$225,974,257

*	Parties-in-interest as defined by ERISA
**	Stated at fair value, contract value was $38,167,141
(1)	Cost is not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ING Financial Services LLC 401(k) Savings Plan

By:	/s/ Karen Morse
Karen Morse, Director of the Employee Benefits Form 11-K 401K savings plan 2014 filing

Dated: June 29, 2016

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-168020) pertaining to the ING Financial Services LLC 401(k) Savings Plan of our report, dated June 28, 2016, with respect to the financial statements and supplemental schedule of the ING Financial Services LLC 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2015.

P&G Associates
New York, NY
June 28, 2016